Client: 20589-00001

March 11, 2014

VIA EDGAR

David L. Orlic

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:

CommonWealth REIT (“CommonWealth”)

Definitive Additional Solicitation Materials on Schedule 14A

Filed on February 13, 2014 by Corvex Management LP, Mr. Keith A. Meister,

Related Fund Management, LLC, et al.

File No. 001-09317

Dear Mr. Orlic:

On behalf of our clients, Corvex Management LP (“Corvex”) and Related Fund Management, LLC (“Related” and, together with Corvex, the “Proposing Shareholders”), set forth below is the Proposing Shareholders’ response to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission, contained in the comment letter, dated March 6, 2014, with respect to the above-referenced Definitive Additional Solicitation Materials on Schedule 14A, which included a presentation to CommonWealth shareholders dated February 13, 2014.

February 13 Presentation

Slide 46

1.	We note your response to prior comment 1, wherein you acknowledge that the RMR contract may have been negotiated by the Board with independent outside advisors during 2013. Given the registrant’s disclosure that FTI Consulting assisted the Board in developing the terms of the incentive fee payable under the RMR contract in 2013, please modify any future statements that you make on this topic accordingly, or provide support for the assertion that FTI Consulting has never to date assisted the Board in this regard.

March 11, 2014

Response:

The Proposing Shareholders acknowledge the Staff’s comment and confirm that they will appropriately modify any future statements on this topic.

If we can be of any further assistance, or if you have any questions regarding the concerns detailed in this letter, please do not hesitate to call me at (212) 351-3847 or Jim Moloney at (949) 451-4343.

Sincerely,

/s/ Eduardo Gallardo

Eduardo Gallardo

cc:	James Moloney
Gibson, Dunn & Crutcher LLP